Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Sprint Corporation

Commission File No.:  001-04721

The below article was made available in connection with the transaction.

The New T-Mobile Won’t Thwart the 5G Revolution, It Will Start It

By John Kneuer, Real Clear Markets, June 13, 2018

What’s one app you couldn’t live without? We all have our favorites, but chances are our treasured apps all have one thing in common—they wouldn’t work without the 4G connectivity that is credited with the rise of internet-enabled mobile applications.

Now let’s take the same question to another level: What is the technology that the economy can’t live without? For the past 20 years, the comparative advantage of the U.S. economy has been our ability to deploy and take advantage of high-speed broadband networks. Broadband connectivity has spread new capabilities and productivity gains across virtually every industry; from transportation to healthcare to manufacturing, broadband made America more innovative and competitive, added trillions of dollars to our economy, and produced millions of jobs.

Just as broadband has been the productivity driver for the last 20 years, 5G will become the indispensable technology that drives the future competitiveness of our entire economy. This isn’t hyperbole. Our trading partners, as well as our competitors like China, recognize the transformative power of this technology and are racing to establish 5G leadership. The stakes couldn’t be higher.

5G will transform U.S. businesses far beyond telecom, from transportation to healthcare to manufacturing. With a reliable high-speed connection, more data can be exchanged in real time. 5G is engineered to transmit data at 10 gigabits per second—a speed unthinkable in the 4G world—bringing new services, as well as competition and efficiencies, to existing industries. 5G will allow cars to communicate with one another to reduce traffic and harmful carbon dioxide emissions, help doctors reach patients in remote rural locations through telemedicine, and allow manufacturers to monitor and adjust processes and outputs.

Even the agricultural industry stands to benefit from 5G. Smart farming technologies will help farmers better monitor and analyze their production. Technologies like crop sensors that monitor environmental conditions and devices that track the health and maturity of livestock will increase efficiency and ultimately increase farmers’ bottom lines. By some estimates, 5G development and deployment could bring up to $500 billion in economic growth and three million new jobs to the U.S.

If our global competitors have access to these networks and we don’t, America will be at a competitive disadvantage. Not only will economic growth and productivity suffer, but also ultimately companies could be forced to consider relocating to countries with more advanced networks. But the inverse is also true—if America leads in 5G, our country will be the most attractive place in the world to do business, bringing both jobs and innovation to the economy.

So, what’s the best way to ensure American leadership in 5G? Simply put, we must promote policies and incentives that will maximize private sector investment. In this context, the proposed merger of T-Mobile and Sprint creates massive efficiencies that will incentivize rapid 5G deployment by the merging companies while also forcing a competitive response. Deployment of a nationwide 5G network will require significant and sustained investment, as well as a sufficient portfolio of low-, mid-, and high-band spectrum. Today, no single company has all these resources at hand to rapidly scale up America’s 5G capacity across the country, but together T-Mobile and Sprint could. Regulators should consider this as they evaluate the proposed merger.

The value of the T-Mobile-Sprint merger, for American businesses and consumers, is based on unlocking vastly improved network performance through the combination of highly complementary spectrum assets, paving the way for faster 5G deployment.

The merging companies have also committed to invest nearly $40 billion in the new business and its nationwide 5G network for all—a network that will have enormous capacity to offer faster, better, and cheaper service than what either company could offer alone. Faced with this challenge, competitors will have no choice but to ramp up their own investment. The result will be an explosion of capacity across the industry, which will incentivize competitors to reduce prices to win or keep customers.

Today, the best way to rapidly make 5G a reality is to allow the new T-Mobile to become a catalyst for technological change. The merger is expected to benefit America by enabling a faster nationwide 5G network, creating jobs, and igniting competition that will be good for consumers. If regulators ignore these benefits, we could inadvertently stifle the next must-have, can’t-live-without product of the future.

John Kneuer is the former Administrator for the National Telecommunications and Information Administration under President George W. Bush. Kneuer currently serves as a consultant to T-Mobile.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.

These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.